Pricing Supplement dated June 26, 2007 (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811

$1,000,000 Buffered Super TrackSM Notes due June 29, 2012 Linked to the Performance of a Basket of Equity Indices Medium-Term Notes, Series A, E-635

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	June 26, 2007

Issue Date:	June 29, 2007

Basket Final Valuation Date:	June 26, 2012*

Maturity Date:	June 29, 2012* (resulting in a term to maturity of 5 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	An equally-weighted basket comprised of the following equity indices (each a “basket component”, and together, the “basket components”):

Index	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
Dow Jones EURO STOXX 50® Index	SX5E <Index>	1/4	4433.04
MSCI Taiwan Index	TWY <Index>	1/4	351.68
Nikkei 225TM Index	NKY <Index>	1/4	18066.11
S&P 500® Index	SPX <Index>	1/4	1492.89

Participation Rate:	150%

Buffer Percentage:	20%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the participation rate:

$1,000 + [$1,000 x (basket performance x participation rate)]

•        if the basket performance is less than 0% and equal to or greater than -20%, you will receive the principal amount of your Notes; and

•        if the basket performance is less than -20%, (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the basket performance and (ii) the buffer percentage:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

If the basket performance declines by more than 20%, you will lose 1% of the principal amount of your Notes for every 1% that the basket performance declines. You may lose up to 80% of your initial investment.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The closing level of each basket component on the basket initial valuation date;

C(i) Final = The closing level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is  1/4 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Business Day:	New York

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C7E3 and US06738C7E37

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4%	96%
Total	$1,000,000	$40,000	$960,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100%	$2,500	150.00%
90%	$2,350	135.00%
80%	$2,200	120.00%
70%	$2,050	105.00%
60%	$1,900	90.00%
50%	$1,750	75.00%
40%	$1,600	60.00%
30%	$1,450	45.00%
20%	$1,300	30.00%
10%	$1,150	15.00%
0%	$1,000	0.00%
-10%	$1,000	0.00%
-20%	$1,000	0.00%
-30%	$900	-10.00%
-40%	$800	-20.00%
-50%	$700	-30.00%
-60%	$600	-40.00%
-70%	$500	-50.00%
-80%	$400	-60.00%
-90%	$300	-70.00%
-100%	$200	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones EURO STOXX 50® Index	4433.04	4876.34	10.00%	0.25	2.50%
MSCI Taiwan Index	351.68	439.60	25.00%	0.25	6.25%
S&P 500® Index	1492.89	2015.40	35.00%	0.25	8.75%
Nikkei 225™ Index	18066.11	26195.86	45.00%	0.25	11.25%

Basket					28.75%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 0%, the investor receives a payment at maturity of $ 1,431.25 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x participation rate)]

$1,000 + [$1,000 x (28.75% x 150%)] = $1,431.25

Therefore, the payment at maturity is $1,431.25 per $1,000 principal amount Note, representing a 43.125% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative, but within the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones EURO STOXX 50® Index	4433.04	4211.39	-5.00%	0.25	-1.25%
MSCI Taiwan Index	351.68	351.68	0.00%	0.25	0.00%
S&P 500® Index	1492.89	1194.31	-20.00%	0.25	-5.00%
Nikkei 225TM Index	18066.11	15356.19	-15.00%	0.25	-3.75%

Basket					-10.00%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than -10% and equal to or great than -20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: In this case, the basket performance is negative and outside the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Dow Jones EURO STOXX 50® Index	4433.04	3324.78	-25.00%	0.25	-6.25%
MSCI Taiwan Index	351.68	211.01	-40.00%	0.25	-10.00%
S&P 500® Index	1492.89	1194.31	-20.00%	0.25	-5.00%
Nikkei 225TM Index	18066.11	12465.62	-31.00%	0.25	-7.75%

Basket					-29.00%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than -20%, the investor will receive a payment at maturity of $910 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

$1,000 + [$1,000 x (-29.00% + 20%) = $910

Therefore, the payment at maturity is $910 per $1,000 principal amount Note, representing a -9.00 % return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an

Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket performance by 150%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the basket performance of up to 20%.

•

Diversification Among European, Asian and U.S. Equities of the Basket Components—The return on the Notes is linked to the Dow Jones EURO STOXX 50® Index, MSCI Taiwan Index, Nikkei 225TM Index and the S&P 500® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The MSCI Taiwan Index is a free float adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The Nikkei 225TM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the basket components, see the information set forth under “Description of the Reference Asset” in this pricing supplement.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the basket. If your Notes are so treated, you would generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket performance is positive or negative. Your investment will be fully exposed to any decline in the performance of the basket beyond the 20% buffer percentage as compared to the initial closing levels of the basket components. You will lose up to 80% of your initial investment if the basket performance declines by more than 20%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of both basket components. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the Euro, the Taiwan Dollar and the Japanese Yen; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

Dow Jones EURO STOXX 50® Index

We have derived all information regarding the Dow Jones EURO STOXX 50® Index (“Dow Jones EURO STOXX 50 Index”), including, without limitation, its makeup, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX”). The Dow Jones EURO STOXX 50 Index is calculated, maintained and published by STOXX. We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones EURO STOXX 50 Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial value of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50 Index is published in The Wall Street Journal and disseminated on the STOXX website: www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Dow Jones EURO STOXX 50 Index and updates these weightings at the end of each quarter. Information contained in the STOXX website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Index Composition and Maintenance

The Dow Jones EURO STOXX 50 Index is composed of 50 component stocks of market sector leaders from within the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes the 50 market sector leaders from within the Eurozone. A current list of the issuers that comprise the Dow Jones EURO STOXX 50 Index is available on the STOXX website: www.stoxx.com.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50 Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Dow Jones EURO STOXX 50 Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The Dow Jones EURO STOXX 50 Index is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50 Index value can be expressed as follows:

Index =	free float market capitalization of the index	x 1,000
adjusted base date market capitalization of the index

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Dow Jones EURO STOXX 50 Index is being calculated. The Dow Jones EURO STOXX 50 Index is also subject to a divisor, which is adjusted to maintain the continuity of Dow Jones EURO STOXX 50 Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

Corporate Action	Adjusted Price Equals	New Number of Shares Equals	Divisor
Split and reverse split	closing price * A/B	old number of shares * B/A	no change

Rights offering	(closing price * A + subscription price * B) / A + B)	old number of shares * (A + B) / A	increases

stock dividend	closing price * A / (A + B)	old number of shares * (A + B) / A	no change

Stock dividend of another company	(closing price * A – closing price of other company * B) / A		decreases

Return of capital and share consideration	(closing price – dividend announced by company * (1-withholding tax)) * A / B	old number of shares * B / A	decreases

Repurchase shares / self tender	((price before tender * old number of shares) – (tender price * number of tendered shares)) / (old number of shares – number of tendered shares)	old number of shares – number of tendered shares	decreases

Spin-off	(closing price * A – price of spun-off shares * B) / A		decreases

Combination stock distribution (dividend or split) and rights offering (assumes shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A.

	If rights are applicable after stock distribution (one action applicable to other): (closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))	If rights are applicable after stock distribution (one action applicable to other): old number of shares * ((A + B) * (1 + C / A)) / A	increases
	If stock distribution is applicable after rights (one action applicable to other): (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))	If stock distribution is applicable after rights (one action applicable to other): old number of shares * ((A + C) * (1 + B / A))
	Stock Distribution and rights (neither action is applicable to the other): (closing price * A + subscription price * C) / ((A + B + C)	Stock Distribution and rights (neither action is applicable to the other): old number of shares * (A + B + C) / A

License Agreement

We have entered into a non-exclusive license agreement with STOXX whereby we, in exchange for a fee, are permitted to use the Dow Jones EURO STOXX 50 Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this pricing supplement:

STOXX and Dow Jones & Company, Inc. (“Dow Jones”) have no relationship to Barclays Bank PLC, other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•

The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;

•	The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;

•	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between Barclays Bank PLC and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

The Dow Jones EURO STOXX 50 Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50 Index and the related trademarks have been licensed for certain purposes by Barclays Bank PLC.

MSCI Taiwan Index

The MSCI Indices were founded in 1969 by Capital International S.A. as the first international performance benchmarks constructed to facilitate accurate comparison of world markets. Morgan Stanley acquired rights to the MSCI Indices in 1986. In November 1998, Morgan Stanley transferred all rights to the MSCI Indices to MSCI, a Delaware corporation of which Morgan Stanley is the majority owner and The Capital Group of Companies, Inc. is the minority shareholder. The MSCI single country standard equity indices have covered the world’s developed markets since 1969, and in 1988, MSCI commenced coverage of the emerging markets.

We have derived all information regarding the MSCI Taiwan Index (“MSCI Taiwan Index”) contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. (“MSCI”). The MSCI Taiwan Index is calculated, maintained and published by MSCI. We make no representation or warranty as to the accuracy or completeness of such information.

MSCI Taiwan Index Selection Criteria

MSCI targets an 85% free float adjusted market representation level within each industry group in Taiwan. The security selection process within each industry group is based on analysis of the following:

•	Each company’s business activities and the diversification that its securities would bring to the index.

•

The size of the securities based on free float adjusted market capitalization. All other things being equal, MSCI targets for inclusion the most sizable securities in an industry group. In addition, securities that do not meet the minimum size guidelines are not considered for inclusion. Though the following limits are subject to revision, as of the date of this index supplement, a security will be eligible for inclusion in the MSCI Taiwan Index if it achieves a free float adjusted market capitalization of US$450 million and will be eligible for deletion if such capitalization falls below US$225 million as of the yearly review. If, however, the free float adjusted market capitalization level falls significantly below the free float adjusted market capitalization level for deletions prior to a yearly review, for example during a quarterly review, then the security may be deleted prior to such yearly review.

•

The liquidity of the securities. All other things being equal, MSCI targets for inclusion the most liquid securities in an industry group. In addition, securities that have inadequate liquidity are not considered for inclusion. MSCI does not define absolute minimum or maximum liquidity levels for stock inclusion or exclusion from the MSCI Taiwan Index but considers each stock’s relative standing within Taiwan and between cycles. A useful measure to compare liquidity within the same market is the Annualized Traded Value Ratio (“ATVR”), which screens out extreme daily trading volumes and takes into account the difference in market capitalization size. The ATVR Ratio of each security is calculated via the following 3-step process:

•

First, monthly median traded values are computed using the daily median traded value, multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day, multiplied by the closing price of that security. The daily median traded value is the median of the daily traded values in a given month.

•	Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its free float adjusted security market capitalization at the end of the month.

•	Third, the ATVR is obtained by multiplying the average of the monthly median trade value ratios of the previous 12 months—or the number of months for which this data is available—by 12.

Only securities of companies with an estimated overall or security free float greater than 15% are generally considered for inclusion in the MSCI Taiwan Index.

For securities not subject to foreign ownership limitations, the free float of a security is estimated as its total number of shares outstanding less shareholdings classified as strategic and/or non-free float. For securities subject to foreign ownership limitations, the estimated free float available to foreign investors is equal to the lesser of (a) the total number of shares outstanding less shareholdings classified as strategic or non-free float and (b) foreign ownership limitation adjusted for non-free float stakes held by foreign investors.

MSCI free float adjusts the market capitalization of each security using an adjustment factor referred to as the Foreign Inclusion Factor (“FIF”). Securities not subject to foreign ownership limitations have a FIF equal to (a) the estimated free float, rounded up to the closest 5%, if the securities have a free float greater than 15% or (b) the estimated free float, rounded to the closest 1%, if the securities have a free float less than 15%. For securities subject to foreign ownership limitations, the FIF is equal to the lesser of (a) the estimated free float available to foreign investors (i) rounded up to the closest 5%, if the free float is greater than 15% or (ii) rounded to the closest 1%, if the free float is less than 15% and (b) foreign ownership limitation rounded to the closest 1%.

The free float adjusted market capitalization of a security is calculated as the product of the FIF and the security’s full market capitalization.

MSCI Taiwan Index Calculation

The MSCI Taiwan Index is computed generally by multiplying the previous day’s index level by the free float adjusted market capitalization level of each share in the MSCI Taiwan Index on the prior day divided by the free float adjusted market capitalization level of each share in the MSCI Taiwan Index on the current day. The numerator is adjusted market capitalization, but the denominator is unadjusted, meaning that the price adjustment factor is applied to the numerator, but not to the denominator.

MSCI Taiwan Index Maintenance

There are three broad categories of MSCI Taiwan Index maintenance:

•	An annual full country index review that reassesses the various dimensions of the equity universe in Taiwan;

•	Quarterly index reviews, aimed at promptly reflecting other significant market events; and

•	Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index rapidly as they occur.

During the annual review, additions or deletions of securities are made (i) following the re-appraisal of the free float adjusted industry group representation within a country relative to an 85% target, (ii) following an update of the minimum size guidelines for additions and deletions and (iii) based on a company’s and/or security’s free float of less than 15% that has decreased in size in terms of free float adjusted market capitalization due to reduction in free float or due to performance and that no longer meet certain criteria.

During a quarterly index review, securities may be added to or deleted from the MSCI Taiwan Index for a variety of reasons, including the following:

•

Additions or deletions of securities, due to one or more industry groups having become significantly over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

•

Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float and relaxation/removal or decreases of foreign ownership limits not implemented immediately.

•	Additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering.

•	Replacement of companies which are no longer suitable industry representatives.

•	Deletion of securities whose issuing company and/or security free float has fallen to less than 15% and which do not meet certain criteria.

•	Deletion of securities that have become very small or illiquid.

•	Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.

License Agreement

Morgan Stanley Capital International Inc. (“MSCI”) and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the MSCI Indexes, which are owned and published by MSCI, in connection with securities, including the Notes.

The license agreement between MSCI and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY BARCLAYS BANK PLC. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES OR THE ISSUER OR OWNER OF THE NOTES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE NOTES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR

RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the Notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the Notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Nikkei 225™ Index

We have derived all information regarding the Nikkei 225TM Index contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc., a wholly owned subsidiary of Nikkei Inc. which calculations and disseminates the Nikkei 225 Index, have no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index.

Additional information concerning the Nikkei 225 Index may be obtained at the Nikkei web site (www.nni.nikkei.co.jp). Information contained in the Nikkei website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Nikkei 225 Index Composition and Maintenance

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index, as of the date of this pricing supplement, is based on 225 underlying stocks (the “Underlying Stocks”) trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index.

The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology—Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

•	Financials—Banks, Miscellaneous Finance, Securities, Insurance;

•	Consumer Goods—Marine Products, Food, Retail, Services;

•	Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

•	Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

•	Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

Nikkei 225 Index Calculation

The Nikkei 225 Index is a modified, price-weighted index (i.e., an Underlying Stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Underlying Stock by the corresponding weighting factor for such Underlying Stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “Divisor”). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 23.896 as of May 17, 2005 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (i.e., the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

An Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the “Kanri-Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Underlying Stocks constituting the Nikkei 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei 225 Index. Nikkei Inc. first calculated and published the Nikkei 225 Index in 1970.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

License Agreement

Barclays Bank PLC will has entered into a non-exclusive license agreement with Nikkei Digital Media, Inc. (“NDM”), who is exclusively licensed by Nikkei Inc. to sublicense the use of the Nikkei 225 Index to third parties, whereby we and our affiliates, in exchange for a fee, are permitted to use the Nikkei 225 Index in connection with the offer and sale of the Notes. We are not affiliated with Nikkei Inc. or NDM; the only relationship between them and us is any licensing of the use of the Nikkei 225 Index and trademarks relating to the Nikkei 225 Index.

The license agreement between NDM and Barclays Bank PLC provides that the following language must be stated in this pricing supplement.

The Nikkei Stock Average (“Index”) is an intellectual property of Nikkei Inc.* “Nikkei”, “Nikkei Stock Average” and “Nikkei 225” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Index. Nikkei Digital Media Inc., a wholly owned subsidiary of Nikkei Inc., calculates and disseminates the Index under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively “Index Sponsor”.

*	Formerly known as Nihon Keizai Shimbun, Inc. Name changed on January 1, 2007.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure at which the Index stands on any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Index.

S&P 500 Index

Standard & Poor’s publishes the S&P 500® Index. The S&P 500 Index is intended to provide an indication of the stock price movement of the stocks included in the S&P 500 Index. The daily calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 31, 2007, 423 companies, or 85.6% of the Index, traded on the New York Stock Exchange and 77 companies, or 14.4% of the Index, traded on The Nasdaq Stock Market. The Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which the Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies included in each group, as of January 31, 2007, indicated in parentheses: Consumer Discretionary (88), Consumer Staples (38), Energy (33), Financials (88), Health Care (55), Industrials (52), Information Technology (76), Materials (29), Telecommunication Services (9) and Utilities (32). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

•	the market values of all component stocks as of that time are aggregated;

•

the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

•	the current aggregate market value of all component stocks is divided by the base value; and

•	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the payment amount for the Notes upon maturity or otherwise. Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index; or

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value	x	New Market Value	=	Old Market Value
New Base Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

License Agreement

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following disclaimer must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily closing level from January 2, 2001 through June 26, 2007. On June 26, 2007, the Dow Jones EURO STOXX 50® Index closing level was 4433.04, the MSCI Taiwan Index closing level was 351.68, the Nikkei 225TM Index closing level was 18066.11 and the S&P 500® Index closing level was 1492.89. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket on the basket final valuation date will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.